CONFIDENTIAL

Funeral Home

OUR FAMILY STRIVING TO SERVE YOURS

Business plan

Prepared October 2019

Contact Information

Aaron J. Mizen
aaron.mizen@gmail.com

978-404-1941

Table of Contents

Executive Summary

Opportunity

Problem

Ceremonial practices around death, as practiced by U.S. funeral homes, are leaving a growing segment of the population feeling poorly served. This plan outlines the strategy by which Funeral Home and Cremation Service (The Funeral Home) will define and dominate a new category of funeral provider in Bedford, New Hampshire. It also details how the financing it acquires will be used toward this end.

The Funeral Home will be formed as a limited liability company in the Bedford, NH metropolitan area. It will be owned by Aaron & Cynthia Mizen and major equity partners. Aaron Mizen is an experienced funeral home director and embalmer, active in nonprofit and community activities.

Solution

Establishment of the Funeral Home & Cremation Service will provide Bedford and the surrounding area with a way for people to celebrate the life of the individual when it ends and for the living to gather social support to bring closure and move ahead with their lives. Its cornerstone will be the use of a reception area for social gatherings after the funeral that will foster human connection and uplifting remembrance. This is the way the aging segment of Baby Boomers is showing it prefers. This facility will also be the basis of its strategy of community involvement to rapidly develop the reputation the funeral home needs to attract business in a way that benefits the charities it supports as well. Digitized photos will be used for the reception as well as on our website to extend the celebration of the individual's life beyond the funeral.

With the establishment of the Funeral Home & Cremation Service, those who lose someone to death will for the first time in our era be integrated into the community of life instead of stigmatized and marginalized. There will be a new center for community involvement. And for the first time, the Boomer generation will be able to go out the way it lived.

Market

The target market for the Funeral Home and Cremation Service can be segmented in the following;

- In the town, the age distribution of the population shows 28.6% under the age of 18, 4.7% from 18 to 24, 21.4% from 25 to 44, 31.7% from 45 to 64, and 13.5% who were 65 years of age or older.

- The median age was 42.3 years.

- For the period 2006–2010, the median income for a household in the town was $116,299 (in 2010 dollars), and the median income for a family was $127,589.

- Bedford had the fifth highest average personal income in the state between 2006 and 2010.

- The average statewide annual death rate in New Hampshire: 9,972

- Death rate: 7.6 per 1,000 total population

- Bedford has a population of approximately 22,000 residents

Competition

There is currently no direct competition for funeral service providers in the town of Bedford, NH. The Funeral Home and Cremation Service will be the only funeral service provider in town. There are several competitors in the neighboring communities.

Why Us?

The mission of the Funeral Home and Cremation Service is to bring people together to celebrate life when it ends and to move on with living. The funeral home will have facilities that bring families and communities together to remember the life of the deceased and renew bonds of social support. Our facility will be a focus of nonprofit energies to make the community a better place to live.

Expectations

Forecast

The Funeral Home and Cremation Service has an initial revenue projection for FY 2020 with approximately $200,000 in gross annual sales. The projected growth is approximately $120,000 annually until market saturation has been achieved by year five (FY 2024) at $640,000. By the time market saturation and maturity has occurred in FY 2024 net profit will be approximately $180,000 on an annual basis.

Financial Highlights by Year



Financing Needed

The Funeral Home and Cremation Service will be funded via start up capital from equity investors, savings contributions and small business loan(s). Total financing needed to start the business, including all expenses is $250,000.00.   The funeral home will be self sufficient by year two of business (FY 2022).

Opportunity

Problem & Solution

Problem Worth Solving

The Funeral Home and Cremation Services will be a new type of funeral home provider. It will provide a celebration of life when an individual dies and gather social support for the living to bring closure and move on. This will be made possible by providing reception facilities after the funeral where people can gather for refreshments in an uplifting environment surrounded by digitized photos and films of the life being celebrated. The facilities will include intimate gathering areas for people who want to break off from the larger activities, and private meeting rooms with couches and chairs. These facilities will also be available for the use of nonprofits, further integrating the funeral home into the community.

Our Solution

This combination of life celebration and social support is the way people of the Baby Boom generation are demonstrating they want to go out. Boomers are currently directly involved in making choices about their parents' funerals, and are in the leading edge of a demographic bulge that is beginning to experience more funerals itself. Funerals for Boomers are expected to increase dramatically until the annual number of funerals by 2040 will nearly double from its current levels.

Target Market

Market Analysis Summary

Defining who the customer is for a funeral home is complicated. Relatively few people pre-arrange their funerals while they're alive, leaving most of the decisions to surviving family members. This becomes a complicated decision made by the person's surviving spouse, if there is one, and the children of the deceased over the age of 30.

We have segmented the market in terms of the four generations that are over age 30 who form the active decision-making market. The four generations are the GI Generation, the Silent Generation , the Baby Boomers and the portion of Generation X that is over 40.

A new funeral home that was like all the others could not compete effectively for the most active market, the Silent Generation, against the reputations of long-established funeral homes in the area. The Funeral Home will be the first to appeal specifically to the tastes of the huge Baby Boom Generation for funerals that are about celebrating life rather than feeling morbid about death.

Targeting this market with this unique offering will not only attract Baby Boomers for their own funerals and those that they choose for their parents, it will also attract a significant percentage of the Silent Generation that has shown a propensity to spend money on itself and that likes to think young. It will further poise the Center for tremendous growth as the mortality rate of Boomers increases over the next 35 years.

Market Segmentation

The market is divided according to those who make the purchasing decisions regarding funerals. The market segments for the Center are divided by the generations of decision-makers over age 30.

- **The GI Generation / Silent Generation** (born 1925-1945). This is the age segment probably most marketed by existing funeral homes. It's mortality rate is 12 percent per year, and it's the generation that generally has the most money. Many of the Silent Generation have been strongly influenced by the cultural revolution of the Baby Boom Generation. Widows are 67 percent of surviving spouses in this age group because their husbands generally die first. This relatively wealthy generation has always been financially conservative, but at this point, is more willing to splurge. This generation is 73 to 93 as of 2019 and composes 15 percent of the local population.

- **Boomers** (The post World War II "baby boom generation" born 1946 through 1964.) Members of this generation are increasingly involved in funeral decisions as their parents, spouses or children die. This age cohort is currently age 72 - 55, as of 2019, and comprises 27 percent of Bedford, NH, and over half of the demographic that makes funeral decisions. This is nearly twice the number of the Silent Generation cohort. Its mortality rate is currently only 0.3 percent, but is poised to grow rapidly over the next 35 years. It also makes many of the decisions for older and younger cohorts.

- **Generation X** (1965-1980) This is the youngest cohort to make funeral decisions, with only members of this generation age 40 or older included as a market segment. Generation X members over the age of 40 comprise only 30 percent of Bedford, NH, its mortality rate is low and it probably has the least input into the decisions about funerals. This generation challenges authority, is environmentally and socially concerned and watches its health. It's more interested in quality time and peace of mind than in materialism.

Target Market Segment Strategy

The target market for the funeral home is the Baby Boom generation. It comprises over 50 percent of those of age to make funeral decisions in Bedford, NH. The Silent Generation, for which more traditional funeral homes are competing, comprises 29 percent of the funeral decision makers. The GI Generation is over age 79 and its decisions are likely to be made by younger generations, including Boomers.

Baby Boomers, children of the post-war Baby Boom born 1946 through 1964, have changed business and culture from the time they were born. First the diaper business enjoyed the boom, then schools were rapidly built for them. In the years 1976 to 1980, the price of homes began to dramatically increase as this age cohort began to turn 30 and settled down. Now in middle age, Boomers are increasingly involved in making funeral choices for their elderly parents. As this generation approaches age 60, it is expected to dramatically increase the number of deaths over the next 35 years.

While the Baby Boom generation has been a boon for many businesses because of its numbers, it has also changed popular culture. It has been called the "Me generation" because it honors the individual. The trend toward more individualized funerals has already been widely noted in the industry.

The Baby Boom Generation is demonstrating a demand for more individualized funerals with more of a sense of celebration. Our strategy is to target this generation by appealing to its tastes. Just as Pepsi-Cola experienced in the 1960s when it targeted this generation, we believe we'll draw more people from the Silent Generation who "think young" than we would by being just another traditional funeral home. The Silent Generation is showing a propensity to splurge, and we'll offer greater opportunity to splurge on their funerals than more traditional providers.

Some 71 percent of people choose a funeral home by reputation. The Mizen Funeral Home would not be able to compete on the basis of reputation compared to funeral homes that have operated in the area for generations, or those that used to be run by families but have been bought by chains. In order to create a reputation rapidly, the Funeral Home will stimulate community involvement that brings people to the reception facility and generates publicity. It will draw the attention of those who want to celebrate life rather than host a morbid proceeding, and will create a new category of funeral provider which it will dominate.

Capturing this market will also put the Funeral Home in position for long-term growth as the Baby Boom Generation experiences mortality. The rate of deaths is projected to increase each subsequent decade until it peaks at 18.1 percent growth for the decade ending 2040. In that year, 4.1 million deaths are projected.

Service Business Analysis

When someone dies, there are relatively few alternatives available to people to take care of the remains and to bring closure.

- Funeral homes usually provide the following services:
  - Funeral service, often with viewing because some people need to see the body to psychologically accept that the individual has died.
  - Embalming is necessary if the funeral will take place more than 72 hours after death, especially if there is a viewing, unless it is refrigerated.
  - Preparation of the remains for viewing.
  - Transportation of the body to the funeral home and to the gravesite.
  - Funeral products, including caskets, urns and remembrance products.
  - Immediate burial, performed without a service.
  - Cremation, with or without a service.
- Cremation specialists, offering immediate cremation without a service that's performed by a funeral director. If a service is desired, it may be performed in a church or other spiritual setting, or even outdoors, with or without clergy.

Some 75 percent of people nationwide choose burials that usually involve the services of a funeral home.

Competition

Current Alternatives

Competition and Buying Patterns

According to a survey by the National Funeral Directors Association, the most common reason for choosing a funeral home are location (78 percent of respondents), reputation (71 percent) and that it previously served the family (70 percent). Only 36 percent cited price, suggesting that for those who choose funeral services, price sensitivity is relatively moderate. Some 23 percent said they selected the funeral home because it was suggested by a friend, and seven percent by clergy, but only 11 percent said it was from advertising.

The survey underscores why the funeral industry is a very staid and conservative one. Location and reputation are everything for people choosing a funeral home. Some of the most successful funeral homes have been operated by the same family for generations. Some chain operations have bought up such funeral homes and have used the family reputation after it is no longer owned by the family. The power of reputation is such that many people appear unaware of the change of ownership, or their perception is unaffected by it.

In Bedford, NH there are **no** funeral homes, serving the population of approximately 22,000 people . There are several funeral homes in the adjacent communities of Manchester, Goffstown, Lndonderry and Amherst.

There has been a steady growth in the market for cremation. In 1990, 17 percent of deaths resulted in cremations nationwide, according to the Cremation Association of North America. By 2000, the percentage had grown to 26.6 percent. This reflected a 71 percent increase in the number of cremations. In 2019, the average national cremation rate was at approximately 50 percent for all deaths. New Hampshire has a cremation rate of approximately 80 percent of all deaths. In Bedford, NH there are no providers specializing in immediate cremations

Our Advantages

Competitive Edge

The Funeral Home is the first and only of a new category of funeral providers in the Bedford, NH area. The Funeral Home provides celebration of the individual and social support to bring closure and move ahead with life. It will be the place for the Boomer generation to celebrate life when it ends because it will be more uplifting and social than traditional funeral homes. It will thus live up to its slogan, "People remembering people."

There are three purposes of a funeral:

- **Bringing closure**. Sociologists and anthropologists note that death rituals such as wakes, funerals and burials are important ways of of acknowledging that death has really occurred.

This is necessary so people can move toward completing the grief process by coming to acceptance.

- **Social support**. Sociologists also say that these rituals help resolve guilt, anger and relationships. It's common for people to have feelings of regrets for what they did or didn't do during the deceased individual's life. For those attending the funeral, and especially for those choosing the kind of funeral to have, it's the last opportunity to do the right thing for the deceased. The funeral is also a time to gather social support for the survivors. Social support can reduce stress and solve practical problems. When someone dies, it leaves a whole in the fabric of a social system that needs to be filled.

- **Celebration.** While traditionally funerals have been considered somber affairs, people are increasingly demanding more of a sense of celebration for the life of the departed. The funeral is an acknowledgement that the individual is gone, and may have been all that was needed when families lived close together. Since family's generally live far apart in modern society, a celebration is an opportunity for people who haven't seen each other in years to interact. It's a time for people to lightly reflect on the gift that person gave us by being among us. Refreshments lighten the mood and are a way of sharing. Pictures of the deceased help bring out memories and stories. There is laughter as well as tears, sometimes anger, so private spaces to meet in small groups are important.

These three purposes: closure, social support and celebration are the ultimate products of the Funeral Home. Traditional funeral homes have provided the rituals to bring closure, but have not provided the social support that is needed in modern times for the living to move forward and to complete the process of grief by coming to acceptance. The funeral home will be structured around the need for people to gather social support.

Traditional funeral homes are somber places people are afraid to go to. Funeral homes that are staid and conservative will not be preferred by future generations. The funeral home will be a place of celebration actively involved in people's lives that people will want to go too.

Execution

Marketing & Sales

Marketing Strategy

Because reputation is the key to success of a funeral home, the focus of the funeral home will be to quickly establish a reputation as the place for celebrating life when it ends in the way baby boomers want to be remembered.

This will be accomplished by hosting nonprofit activities that gather wide publicity. Aaron Mizen, will take a leading position in forming a local chapter of a veterans advocacy group. The meeting rooms of the funeral home will be available for the free use of nonprofit organizations that the owner is personally excited about. A public relations firm will be used to orchestrate the maximum exposure for the funeral home, its activities and the charities it promotes. This will bring the funeral home into the life of the community and give it a reputation for caring and for celebrating life.

Our target market is active on the Internet, and this fact will be fully employed in the strategy to attract Baby Boomers. The funeral home's website will be used in a number of ways that both add value to the client and the community and increase the number of people seeking the website. These are described in detail in the following section.

Digitized pictures and films of the life being celebrated will be offered on our website as well as in the reception room. This will allow people who are unable to attend the funeral to share in the remembrance and celebration of the individual's life. The website will solicit memories about the individual to be added to the site. The use of the website will allow the social support gathered in person during the funeral and reception to carry on after the ceremonies are over and expanded to people who couldn't come.

Our website will be a most effective marketing tool by also serving as an intrinsic part of the funeral home's activities. The website will host photos and memories of people whose families use our facilities. The website will also host our nonprofit activities and copies of articles about the funeral home and an online newsletter produced by our public relations firm. This will give exposure, not only to the nonprofits we support, but also the funeral home itself.

Sales Plan and Forecast

Sales will be accomplished through implementing the sales process and the employment of a full-time sales professional in year four. During the first three years, the sales process will be implemented by the owner who will document procedures and training manuals.

The job of the sales professional will be to:

- **Prospect and Qualify**. The professional sales staff will be directly involved in networking the organization through a sales referral group, the Chamber of Commerce, and active participation in nonprofit causes that he or she is excited about. Pre-need business will be promoted though networking and through speech opportunities. Estate attorneys will be networked as well with a pamphlet we will present, How to Plan a Funeral that Celebrates Life. He or she will be a good listener, honing in on what the prospect really wants, including the price the prospect expects to pay.

- **Presentation**. How to Plan a Funeral that Celebrates Life will be our outside medium for presentation. Inside, the salesperson will begin the presentation by featuring our chapel and reception areas. Showing how the reception area works will be the most important selling point for letting us help celebrate the life of the deceased. The salesperson will make it clear that the funeral home is not the least expensive funeral home, but the most unique.

- **Proposal**. The salesperson will write up a proposal according to the prospect's choice that's within his or her budget. The prospect will already be aware that the Center is not the price leader, and what the reasons are for paying more with us.

- **Close**. The salesperson will give a soft close, gently asking for the business by saying something like, "Why don't we just do this?"

The sales professional will not be commissioned in order to avoid hard sells, but will be compensated with a base pay that would be considered moderate for salary plus commissions of a good salesperson in this market. In addition, he or she may receive profit sharing based on the overall growth of the business.

Sales Forecast

Sales forecasts are conservatively based on market share projections and the standard business growth curve.

There are approximately 180 deaths in Bedford, NH on annual basis. About 75 percent of deaths result in funerals nationwide. At the average 2015 price of $7,500.00, this means the funeral market in Bedford, NH is worth $1,012,500 annually.

Since there are currently no funeral homes in Bedford, and there will be 1 when the Funeral Home and Cremation Service opens, the average market share will be $1,012,500. We project the average funeral at the Mizen Funeral Home will be $6935, broken down as follows:

- Professional Services $2395
- Embalming $750
- Use of Facilities for Reception $650
- Use of Facilities for Funeral $650
- Dressing & Grooming $395
- Casket $1295
- Transportation $800
- **Total Avg. Funeral $6935**

The average market share measured in the number of funerals per year will be 135 funerals a year. Our total sales for the first year are projected at $180,000 of the average market share, or about 22 funerals at our average funeral price of $6935. Businesses start slowly and, if they capture a niche, will then grow quickly.

The Cost of Goods Sold percentage of 35 percent is based on industry averages according to trade literature.

Sales of Immediate Cremations are projected according to market share of Bedford, NH deaths that do not result in funerals (25 percent) multiplied times our average price. Our average price of an immediate cremation is as follows:

- Cremation $2395
- Bronze Urn $250
- **Total Cremation $2645**

In order to secure these goals, the Center will develop publicity that will draw Baby Boomers because of its leadership in nonprofit causes and its unique reception facilities, offering individualized celebration and social support. A public relations firm will be retained to promote the Center. The sales staff will network and become involved in the community to bring in business. Finally, the sales program will effectively capture the business these activities bring in.

Operations

Locations & Facilities

The Funeral Home and Cremation Service will be located in the densely populated town of Bedford, NH. The funeral home will be located on heavily traveled Route 101 with easy highway and parking access. The facility is a 4,200 square foot facility that has two memorial chapels, warm and inviting private areas for families, and an 800 square foot reception area to celebrate the life of a loved one.

Technology

The Funeral Home and Cremation Services will utilize the latest technology and software to run a lean business model. The software utilized will be industry and facility specific for all record keeping transactions. All records for "at need" usage will be digitally, cloud based stored, to alleviate the need for storing and retaining hard copies of documents.   All pre-funded arrangements will be retained on a hard copy basis until the "at need" usage occurs.

Technology will also be implemented to help families celebrate their loved one's life via digital and video presentations, web casting and so on.   A point-of-sale system that is compatible with current accounting software will also be used. Since the funeral home will have a digital inventory of all merchandise, an e-commerce engine for the website will be employed.

Equipment & Tools

The Funeral Home and Cremation Service will have an immediate need, at a minimum, for specialized equipment to help facilitate the proper care and handling of human remains.   The equipment is as follows; embalming machine(s), preparation tables, instruments, chemicals, body hoist, specialized plumbing fixtures and cargo lift. The estimated cost for all items needed for the initial set up of the embalming room is approximately $18,300.

A specialty purpose utility vehicle will be purchased to help facilitate all of the logistical requirements for the funeral home. The projected cost for the vehicle will be approximately $20,000. This vehicle will be purchased at beginning of operations.

Milestones & Metrics

Milestones Table

Milestone	Due Date
Start publicity campaign	Completed
Purchase utility vehicle	October 30, 2019
Launch funeral home website	November 01, 2019
Building improvements	November 01, 2019
Network with nonprofits	November 01, 2019
Network with local churches	November 01, 2019
Permits and Licenses	November 15, 2019
Purchase embalming equipment	December 01, 2019
Begin local cremation society	December 01, 2019
Purchase furnishings	December 02, 2019

Company

Overview

Our company is organized as a Limited Liability Company in the state of New Hampshire. There will be two owners with equal shares; Aaron Mizen and Cynthia Mizen. Additionally, equity investors will have equal shares to not exceed 49%. Aaron and Cynthia will manage and operate the daily operations of the funeral home.

Team

Management Team

Aaron J. Mizen - President and CEO, licensed funeral director and embalmer in both New Hampshire and Massachusetts. Retired Marine with over 20 years experience in the death care industry.

Cynthia A. Mizen - Vice President and COO, detailed and organized administrator with twenty years experience managing and supervising several dental practices in the Boston Metro area.

It is very vital to build a structure to build on from the very outset. This is why we believe that the success of any business is to a larger extent dependent on the business structure of the organization and the people who occupy the available role. Although *Mizen Funeral Home and Cremation Services* is a family run business will still work with a business structure that will give room to the minimal employees to explore their creativity, feel belong and full integrate into the business philosophy.

We are aware that when recruiting for a funeral home, your aim should be to look for people who can handle grieving and bereaved people not just people looking for a job in other to be able to pay their bills and that is exactly what we will look out for. We will only recruit people with good customers' service skills, people with compassion, people who can empathize, who love this line of business and people who don't have any problem handling dead bodies.

We will not make the mistake of recruiting people with the wrong skill sets; because we know they can ruin our business before it even get started. This is why we will make sure we recruit smartly and wisely; people with the right mindset to help us achieve our business goals and objectives in record time.

We intend building *Mizen Funeral Home and Cremation Services* on this structure;

- Chief Executive Officer

- Funeral Home Director

- Human Resources and Administrative Manager

- Accountants / Cashiers

- Mortician and Undertaker

- Marketing Officer (Contract Worker)

- Cleaners / Washer men (Full – Time Employee)

Many of the roles and responsibilities will be dully handled by both full time members of the staff until business has grown to sustain additional hiring.

Roles and Responsibilities

Chief Executive Officer – CEO:

- Increases management's effectiveness by recruiting, selecting, orienting, training, coaching, counseling, and disciplining managers; communicating values, strategies, and objectives; assigning accountabilities; planning, monitoring, and appraising job results; developing incentives; developing a climate for offering information and opinions; providing educational opportunities.

- Creating, communicating, and implementing the organization's vision, mission, and overall direction – i.e. leading the development and implementation of the overall organization's strategy.

- Responsible for fixing prices and signing business deals

- Responsible for providing direction for the business

- Creates, communicates, and implements the organization's vision, mission, and overall direction – i.e. leading the development and implementation of the overall organization's strategy.

- Responsible for signing checks and documents on behalf of the company

- Responsible for overseeing the smooth running of the magazine production and distribution process

- Evaluates the success of the organization

Funeral Home Director:

- Obtains information needed to complete legal documents, such as death certificates or burial permits.

- Oversees the preparation and care of the remains of people who have died.

- Consult with families or friends of the deceased to arrange funeral details, such as obituary notice wording, casket selection, or plans for services.

- Plans, schedules, or coordinates funerals, burials, or cremations, arranging details such as floral delivery or the time and place of services.

- Arranges for clergy members to perform needed services.

- Contacts cemeteries to schedule the opening and closing of graves.

- Provides information on funeral service options, products, or merchandise and maintain a casket display area.

- Informs survivors of benefits for which they may be eligible.

- Offers counsel and comforts to bereaved families or friends.

- Discusses and negotiates prearranged funerals with clients.

- Maintains financial records, order merchandise, or prepare accounts.

- Provides or arranges transportation between sites for the remains, mourners, pallbearers, clergy, or flowers.

- Plans placement of casket at funeral sites or place or adjust lights, fixtures, or floral displays.

- Directs preparations and shipment of bodies for out-of-state burial.

- Manages funeral home operations, including the hiring, training, or supervision of embalmers, funeral attendants, or other staff.

- Arranges for pallbearers or inform pallbearers or honorary groups of their duties.

- Receives or ushers people to their seats for services.

- Participates in community activities for funeral home promotion or other purposes.

- Provides emotional support to the bereaved

- Arranges for removal of the deceased's body

- Files death certificate and other legal documents

- Trains junior staffs

Morticians, undertakers

- Performs various tasks to arrange and direct funeral services, such as coordinating transportation of body to mortuary

- Handles the preparation and care of the remains of people who have died.

- Handles the removal of the deceased's body

- Performs embalming duties as necessary

- Closes caskets and lead funeral corteges to churches or burial sites.

- Prepares the remains (body)

- Interviews family or other authorized person to arrange details, selecting pallbearers, aiding with the selection of officials for religious rites, and providing transportation for mourners.

Human Resources and Admin Manager

- Responsible for overseeing the smooth running of HR and administrative tasks for the organization

- Updates job knowledge by participating in educational opportunities; reading professional publications; maintaining personal networks; participating in professional organizations.

- Enhances department and organization reputation by accepting ownership for accomplishing new and different requests; exploring opportunities to add value to job accomplishments.

- Defines job positions for recruitment and managing interviewing process

- Carries out staff induction for new team members

- Responsible for training, evaluation and assessment of employees

- Oversees the smooth running of the daily office and shop activities.

Marketing and Sales Officer

- Identifies, prioritizes, and reaches out to new partners, and business opportunities et al

- Identifies development opportunities; follows up on development leads and contacts; participates in the structuring and financing of projects; assures the completion of development projects.

- Writing winning proposal documents, negotiate fees and rates in line with company policy

- Responsible for handling business research, market surveys and feasibility studies for the business

- Responsible for supervising implementation, advocate for the customer's needs, and communicate with clients

- Develops, executes and evaluates new plans for expanding increase sales

- Documents all customer contact and information

- Represents the company in strategic meetings

- Helps to increase sales and growth for the company

Accountant / Cashier:

- Responsible for preparing financial reports, budgets, and financial statements for the organization

- Provides managements with financial analyses, development budgets, and accounting reports; analyzes financial feasibility for the most complex proposed projects; conducts market research to forecast trends and business conditions.

- Responsible for financial forecasting and risks analysis.

- Performs cash management, general ledger accounting, and financial reporting

- Responsible for developing and managing financial systems and policies

- Responsible for administering payrolls

- Ensuring compliance with taxation legislation

- Handles all financial transactions for the organization

- Serves as internal auditor for the organization

Cleaners / Washer man:

- Cleans funeral home facilities and grounds.

- Handles and move objects, such as glasses, dish and bottles, using hands and arms.

- Maintains a clean working area by sweeping, vacuuming, dusting, cleaning of glass doors and windows, etc. if required.

- Ensures that toiletries and supplies don't run out of stock

- Responsible for handling laundry

- Handles any other duty as assigned

Financial Plan

Forecast

Key Assumptions

Within the United States, there are approximately 17,000 companies that operate one or more locations that serve as funeral homes. Annually, the industry generates $13 billion dollars per year and provides jobs to more than 110,000 people. Aggregate payrolls in each of the last five years have exceeded $3 billion dollars. One of the common trends in the industry is that the average cost of a funeral has increased significantly as the average American has become wealthier in the last ten years. As such, people (both people that have planned for their own after death services and grieving families) are requesting that their funerals have more amenities.

The Funeral Home and Cremation Service will have an initial gross revenue of $180,000 in the second half of year one. Each additional year market share will be further gained.

All equity investors will have a 110% return on investment by the end of FY five. Dividends will be paid out on quarterly basis once profitability has been sustained. Equity shares to not exceed 49% will be maintained during the ownership of business.

Exit Strategy

If the business is very successful, Aaron and Cynthia Mizen may seek to sell the business to a third party for a significant earnings multiple. Most likely, the Company will hire a qualified business broker to sell the business. Based on historical numbers, the business could fetch a sales premium of up to 4 times earnings plus the value of the real estate owned by the Company.

Revenue by Month



Expenses by Month



Net Profit (or Loss) by Year



Financing

Use of Funds

When it comes to starting a funeral home business, loads of factors influences the amount that will be required to successful launch the business. Factors like the location you intend starting the business, the size of the funeral home business you want to start i.e. the number of employees and facilities et al, and of course the state of the economy as at when you intend start the business.

Here are the key areas where we intend spending our start – up capital;

- The Fee for registering the business -$300.

- The budget for legal fees, insurance, permits and license – $6,000

- The cost of leasing a facility – $60,000.

- The amount needed to renovate our Facility (electrical, furnishings, plumbing, painting, landscaping and elevator (cargo lift) installation) – $30,000.

- The Cost for the purchase of furniture and equipment – $17,000

- Other start-up expenses including stationery – $850

- Phone and utility deposits – $1500

- The Cost for embalming equipment - $7,500

- The Cost for initial inventories and supplies – $10,000.

- The Cost of Launching a Website – $3000

- The cost opening party – $1,500 (optional)

- Cost for payment of salaries for the first 3 months of active operations – $30,000.

- Additional Expenditure (Business cards, Signage, Adverts and Promotions et al) – $5,000

Going by the report from our research and feasibility studies, we will need an average of $200,000 to start a small scale but standard funeral home business in the United States of America.

Sources of Funds

Generating Funding / Startup Capital for Funeral Home and Cremation Services.

We at *Funeral Home and Cremation Services*, will leave no stone unturned in generating our funds rightly. Our business is a family business that will be owned by Mr. Aaron J and Cynthia Mizen.

These are the areas we intend generating our start – up capital;

- Generate part of the start – up capital from personal savings and home equity.

- Generate part of the start – up capital from friends and other extended family members.

- Generate a larger chunk of the startup capital from the bank (loan facility).

- Generate capital through equity investors.

Statements

Projected Profit & Loss

	FY2020	FY2021	FY2022	FY2023	FY2024
Revenue	**$381,500**	**$500,945**	**$575,635**	**$654,150**	**$764,065**
Direct Costs	**$81,710**	**$128,789**	**$161,368**	**$197,903**	**$237,902**
Gross Margin	$299,790	$372,156	$414,267	$456,248	$526,163
Gross Margin %	**79%**	**74%**	**72%**	**70%**	**69%**
Operating Expenses					
Salaries & Wages	$99,250	$135,508	$161,544	$166,476	$171,559
Employee Related Expenses	$19,850	$27,102	$32,308	$33,296	$34,311
Embalming Room Equipment	$7,500				
Chapel Furniture	$3,500				
Chairs	$4,500				
Computer equipment	$5,000				
Office Furnishings	$3,800				
Licensing Fees	$300	$300	$300	$300	$300
Utilities	$9,600	$9,600	$9,600	$9,600	$9,600
Advertising	$3,815	$5,009	$5,757	$6,541	$7,641
Insurance	$6,000	$6,000	$6,000	$6,000	$6,000
Recruiting		$2,500			

Embalming Chemicals and Supplies	$3,815	$5,009	$5,757	$6,541	$7,641
Rent	$58,032	$64,032	$70,032	$0	$0
Landscaping Services	$1,500				
Cargo lift Installation	$8,250				
Initial Embalming Chemical Purchase	$1,250				
Initial Plastics Order	$1,300				
Facility Upgrades & Remodeling	$15,000				
Parking Lot (Asphalt Patching and Seal Coating)	$4,000				
Open House (Grand Opening)	$1,500				
Initial Stationary Order	$850				
Hearse	$750	$9,000	$9,000	$9,000	$9,000
Total Operating Expenses	**$259,362**	**$264,061**	**$300,297**	**$237,754**	**$246,052**
Operating Income	**$40,428**	**$108,095**	**$113,970**	**$218,493**	**$280,111**
Interest Incurred	$25,813	$25,705	$22,687	$60,083	$58,946
Depreciation and Amortization	$6,002	$6,376	$6,377	$5,310	$5,310

Gain or Loss from Sale of Assets					
Income Taxes	$1,723	$15,202	$16,981	$30,620	$43,171
Total Expenses	**$374,610**	**$440,134**	**$507,710**	**$531,670**	**$591,381**
Net Profit	**$6,890**	**$60,811**	**$67,925**	**$122,480**	**$172,684**
Net Profit / Sales	**2%**	**12%**	**12%**	**19%**	**23%**

Projected Balance Sheet

	Starting Balances	FY2020	FY2021	FY2022	FY2023	FY2024
Cash		$169,250	$192,691	$218,273	$286,548	$399,457
Accounts Receivable		$6,356	$7,744	$7,381	$8,821	$10,208
Inventory		$5,210	$6,775	$8,719	$9,516	$8,981
Other Current Assets						
Total Current Assets		**$180,815**	**$207,210**	**$234,373**	**$304,885**	**$418,647**
Long-Term Assets		$42,250	$42,250	$42,250	$641,250	$641,250
Accumulated Depreciation		($6,002)	($12,378)	($18,755)	($24,065)	($29,375)
Total Long-Term Assets		**$36,248**	**$29,872**	**$23,495**	**$617,185**	**$611,875**
Total Assets		**$217,064**	**$237,082**	**$257,868**	**$922,070**	**$1,030,522**
Accounts Payable		$1,932	$2,302	$2,529	$1,839	$1,851
Income Taxes Payable		$1,723	$3,733	$3,501	$7,987	$11,103
Sales Taxes Payable		$6,982	$8,124	$8,323	$10,272	$11,898
Short-Term Debt	$0	$26,315	$29,333	$32,739	$50,986	$27,885
Prepaid Revenue						
Total Current Liabilities	**$0**	**$36,952**	**$43,492**	**$47,092**	**$71,084**	**$52,737**
Long-Term Debt		$173,222	$143,889	$111,150	$646,880	$618,995
Long-Term Liabilities		**$173,222**	**$143,889**	**$111,150**	**$646,880**	**$618,995**

Total Liabilities	**$0**	**$210,174**	**$187,381**	**$158,242**	**$717,964**	**$671,732**
Paid-In Capital					
Retained Earnings	$0	$0	($11,110)	$31,701	$81,626	$186,106
Earnings		$6,890	$60,811	$67,925	$122,480	$172,684
Total Owner's Equity	**$0**	**$6,890**	**$49,701**	**$99,626**	**$204,106**	**$358,790**
Total Liabilities & Equity	**$0**	**$217,064**	**$237,082**	**$257,868**	**$922,070**	**$1,030,522**

Projected Cash Flow Statement

	FY2020	FY2021	FY2022	FY2023	FY2024
Net Cash Flow from Operations					
Net Profit	$6,890	$60,811	$67,925	$122,480	$172,684
Depreciation & Amortization	$6,002	$6,377	$6,377	$5,310	$5,310
Change in Accounts Receivable	($6,356)	($1,389)	$363	($1,440)	($1,388)
Change in Inventory	($5,210)	($1,565)	($1,944)	($798)	$535
Change in Accounts Payable	$1,932	$370	$227	($690)	$12
Change in Income Tax Payable	$1,723	$2,010	($232)	$4,486	$3,116
Change in Sales Tax Payable	$6,982	$1,142	$199	$1,949	$1,626
Change in Prepaid Revenue					
Net Cash Flow from Operations	**$11,963**	**$67,756**	**$72,915**	**$131,298**	**$181,895**
Investing & Financing					
Assets Purchased or Sold	($42,250)			($599,000)	
Net Cash from Investing	**($42,250)**			**($599,000)**	
Investments Received					

Dividends & Distributions		($18,000)	($18,000)	($18,000)	($18,000)
Change in Short-Term Debt	$26,315	$3,018	$3,406	$18,247	($23,101)
Change in Long-Term Debt	$173,222	($29,333)	($32,739)	$535,730	($27,885)
Net Cash from Financing	**$199,536**	**($44,315)**	**($47,333)**	**$535,977**	**($68,986)**
Cash at Beginning of Period	$0	$169,250	$192,691	$218,273	$286,548
Net Change in Cash	$169,250	$23,441	$25,582	$68,275	$112,909
Cash at End of Period	**$169,250**	**$192,691**	**$218,273**	**$286,548**	**$399,457**

Appendix

Profit and Loss Statement (With monthly detail)

FY2020	Nov '19	Dec '19	Jan '20	Feb '20	Mar '20	Apr '20	May '20	June '20	July '20	Aug '20	Sept '20	Oct '20
Total Revenue	**$7,930**	**$28,205**	**$26,625**	**$35,850**	**$36,150**	**$35,850**	**$34,300**	**$32,270**	**$31,105**	**$33,850**	**$39,000**	**$40,365**
Total Direct Costs	**$2,270**	**$6,463**	**$6,201**	**$8,810**	**$7,620**	**$7,610**	**$6,148**	**$7,085**	**$5,778**	**$6,148**	**$8,125**	**$9,452**
Gross Margin	$5,661	$21,742	$20,424	$27,040	$28,530	$28,240	$28,153	$25,185	$25,327	$27,703	$30,875	$30,913
Gross Margin %	**71%**	**77%**	**77%**	**75%**	**79%**	**79%**	**82%**	**78%**	**81%**	**82%**	**79%**	**77%**
Operating Expenses												
Salaries and Wages	$5,200	$8,550	$8,550	$8,550	$8,550	$8,550	$8,550	$8,550	$8,550	$8,550	$8,550	$8,550
Employee Related Expenses	$1,040	$1,710	$1,710	$1,710	$1,710	$1,710	$1,710	$1,710	$1,710	$1,710	$1,710	$1,710
Embalming Room Equipment	$7,500											
Chapel Furniture	$3,500											
Chairs	$4,500											
Computer equipment	$5,000											
Office Furnishings	$3,800											
Licensing Fees	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25

Utilities	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800
Advertising	$79	$282	$267	$358	$362	$358	$343	$323	$311	$338	$390	$404
Insurance	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500
Recruiting												
Embalming Chemicals and Supplies	$79	$282	$267	$358	$362	$358	$343	$323	$311	$338	$390	$404
Rent	$4,836	$4,836	$4,836	$4,836	$4,836	$4,836	$4,836	$4,836	$4,836	$4,836	$4,836	$4,836
Landscaping Services	$1,500											
Cargo lift Installation	$8,250											
Initial Embalming Chemical Purchase	$1,250											
Initial Plastics Order	$1,300											
Facility Upgrades & Remodeling	$15,000											
Parking Lot (Asphalt Patching and Seal Coating)	$4,000											
Open House (Grand Opening)	$1,500											
Initial Stationary Order	$850											
Hearse												$750
Total Operating Expenses	**$70,510**	**$16,985**	**$16,953**	**$17,138**	**$17,144**	**$17,138**	**$17,107**	**$17,067**	**$17,043**	**$17,098**	**$17,201**	**$17,978**

Operating Income	**($64,849)**	**$4,757**	**$3,470**	**$9,902**	**$11,386**	**$11,102**	**$11,045**	**$8,118**	**$8,284**	**$10,605**	**$13,674**	**$12,934**
Interest Incurred	$0	$2,333	$2,427	$2,410	$2,392	$2,375	$2,358	$2,340	$2,322	$2,304	$2,286	$2,267
Depreciation and Amortization	$261	$510	$511	$510	$511	$510	$532	$531	$531	$532	$531	$532
Gain or Loss from Sale of Assets												
Income Taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$1,723
Total Expenses	**$73,040**	**$26,292**	**$26,092**	**$28,868**	**$27,667**	**$27,633**	**$26,144**	**$27,023**	**$25,675**	**$26,081**	**$28,143**	**$31,952**
Net Profit	**($65,110)**	**$1,913**	**$533**	**$6,982**	**$8,483**	**$8,217**	**$8,156**	**$5,247**	**$5,430**	**$7,769**	**$10,857**	**$8,413**
Net Profit / Sales	**(821%)**	**7%**	**2%**	**19%**	**23%**	**23%**	**24%**	**16%**	**17%**	**23%**	**28%**	**21%**

FY2021	Nov '20	Dec '20	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21
Total Revenue	**$36,300**	**$30,070**	**$47,150**	**$41,550**	**$36,200**	**$51,535**	**$39,950**	**$44,800**	**$41,495**	**$36,545**	**$44,800**	**$50,550**
Total Direct Costs	**$8,810**	**$8,971**	**$11,595**	**$11,997**	**$11,200**	**$12,265**	**$10,555**	**$10,123**	**$9,694**	**$8,917**	**$11,322**	**$13,340**
Gross Margin	$27,490	$21,100	$35,555	$29,553	$25,000	$39,270	$29,395	$34,678	$31,801	$27,628	$33,478	$37,210
Gross Margin %	**76%**	**70%**	**75%**	**71%**	**69%**	**76%**	**74%**	**77%**	**77%**	**76%**	**75%**	**74%**
Operating Expenses												
Salaries and Wages	$8,813	$8,813	$8,813	$8,813	$8,813	$13,063	$13,063	$13,063	$13,063	$13,063	$13,064	$13,064
Employee Related Expenses	$1,763	$1,762	$1,763	$1,762	$1,763	$2,613	$2,612	$2,613	$2,612	$2,613	$2,613	$2,613
Embalming Room Equipment												
Chapel Furniture												
Chairs												
Computer equipment												
Office Furnishings												
Licensing Fees	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25
Utilities	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800
Advertising	$363	$301	$471	$416	$362	$515	$400	$448	$415	$365	$448	$505
Insurance	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500
Recruiting									$2,500			
Embalming Chemicals and Supplies	$363	$301	$471	$416	$362	$515	$400	$448	$415	$365	$448	$505

Rent	$5,336	$5,336	$5,336	$5,336	$5,336	$5,336	$5,336	$5,336	$5,336	$5,336	$5,336	$5,336
Landscaping Services												
Cargo lift Installation												
Initial Embalming Chemical Purchase												
Initial Plastics Order												
Facility Upgrades & Remodeling												
Parking Lot (Asphalt Patching and Seal Coating)												
Open House (Grand Opening)												
Initial Stationary Order												
Hearse	$750	$750	$750	$750	$750	$750	$750	$750	$750	$750	$750	$750
Total Operating Expenses	**$18,713**	**$18,588**	**$18,929**	**$18,818**	**$18,710**	**$24,118**	**$23,885**	**$23,983**	**$26,416**	**$23,818**	**$23,984**	**$24,099**
Operating Income	**$8,777**	**$2,512**	**$16,625**	**$10,735**	**$6,290**	**$15,152**	**$5,509**	**$10,695**	**$5,385**	**$3,810**	**$9,494**	**$13,111**
Interest Incurred	$2,249	$2,230	$2,211	$2,192	$2,173	$2,153	$2,133	$2,113	$2,093	$2,073	$2,053	$2,032
Depreciation and Amortization	$531	$531	$532	$531	$532	$531	$531	$532	$531	$532	$531	$531

Gain or Loss from Sale of Assets												
Income Taxes	$1,199	($50)	$2,777	$1,602	$717	$2,494	$569	$1,610	$551	$242	$1,382	$2,109
Total Expenses	**$31,502**	**$30,270**	**$36,044**	**$35,140**	**$33,332**	**$41,561**	**$37,674**	**$38,360**	**$39,287**	**$35,580**	**$39,273**	**$42,111**
Net Profit	**$4,798**	**($200)**	**$11,106**	**$6,410**	**$2,868**	**$9,974**	**$2,276**	**$6,440**	**$2,208**	**$965**	**$5,527**	**$8,439**
Net Profit / Sales	**13%**	**(1%)**	**24%**	**15%**	**8%**	**19%**	**6%**	**14%**	**5%**	**3%**	**12%**	**17%**

FY2022	Nov '21	Dec '21	Jan '22	Feb '22	Mar '22	Apr '22	May '22	June '22	July '22	Aug '22	Sept '22	Oct '22
Total Revenue	**$46,700**	**$42,250**	**$51,325**	**$48,050**	**$56,025**	**$48,680**	**$52,180**	**$54,375**	**$41,495**	**$41,495**	**$47,095**	**$45,965**
Total Direct Costs	**$13,975**	**$11,998**	**$14,596**	**$15,195**	**$16,574**	**$14,257**	**$13,562**	**$15,121**	**$10,894**	**$10,895**	**$12,871**	**$11,430**
Gross Margin	$32,725	$30,253	$36,729	$32,855	$39,451	$34,423	$38,618	$39,254	$30,601	$30,601	$34,223	$34,535
Gross Margin %	**70%**	**72%**	**72%**	**68%**	**70%**	**71%**	**74%**	**72%**	**74%**	**74%**	**73%**	**75%**
Operating Expenses												
Salaries and Wages	$13,460	$13,460	$13,461	$13,461	$13,462	$13,462	$13,463	$13,463	$13,463	$13,463	$13,463	$13,463
Employee Related Expenses	$2,692	$2,692	$2,692	$2,692	$2,692	$2,693	$2,692	$2,693	$2,693	$2,692	$2,693	$2,692
Embalming Room Equipment												
Chapel Furniture												
Chairs												
Computer equipment												
Office Furnishings												
Licensing Fees	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25	$25
Utilities	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800
Advertising	$467	$423	$513	$481	$560	$487	$522	$543	$415	$415	$471	$460
Insurance	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500
Recruiting												
Embalming Chemicals and Supplies	$467	$423	$513	$481	$560	$487	$522	$543	$415	$415	$471	$460

Rent	$5,836	$5,836	$5,836	$5,836	$5,836	$5,836	$5,836	$5,836	$5,836	$5,836	$5,836	$5,836
Landscaping Services												
Cargo lift Installation												
Initial Embalming Chemical Purchase												
Initial Plastics Order												
Facility Upgrades & Remodeling												
Parking Lot (Asphalt Patching and Seal Coating)												
Open House (Grand Opening)												
Initial Stationary Order												
Hearse	$750	$750	$750	$750	$750	$750	$750	$750	$750	$750	$750	$750
Total Operating Expenses	**$24,997**	**$24,908**	**$25,090**	**$25,025**	**$25,186**	**$25,039**	**$25,111**	**$25,154**	**$24,896**	**$24,897**	**$25,008**	**$24,986**
Operating Income	**$7,728**	**$5,345**	**$11,638**	**$7,830**	**$14,265**	**$9,384**	**$13,508**	**$14,099**	**$5,705**	**$5,704**	**$9,215**	**$9,549**
Interest Incurred	$2,011	$1,990	$1,968	$1,947	$1,925	$1,903	$1,881	$1,858	$1,836	$1,813	$1,790	$1,766
Depreciation and Amortization	$532	$531	$531	$532	$531	$532	$531	$531	$532	$531	$532	$531

Gain or Loss from Sale of Assets												
Income Taxes	$1,037	$565	$1,828	$1,070	$2,362	$1,390	$2,219	$2,342	$667	$672	$1,379	$1,450
Total Expenses	**$42,551**	**$39,992**	**$44,014**	**$43,769**	**$46,578**	**$43,120**	**$43,304**	**$45,007**	**$38,825**	**$38,807**	**$41,580**	**$40,163**
Net Profit	**$4,149**	**$2,258**	**$7,311**	**$4,281**	**$9,447**	**$5,560**	**$8,876**	**$9,368**	**$2,670**	**$2,688**	**$5,515**	**$5,802**
Net Profit / Sales	**9%**	**5%**	**14%**	**9%**	**17%**	**11%**	**17%**	**17%**	**6%**	**6%**	**12%**	**13%**

	FY2020	FY2021	FY2022	FY2023	FY2024
Total Revenue	**$381,500**	**$500,945**	**$575,635**	**$654,150**	**$764,065**
Total Direct Costs	**$81,710**	**$128,789**	**$161,368**	**$197,903**	**$237,902**
Gross Margin	$299,790	$372,156	$414,267	$456,248	$526,163
Gross Margin %	**79%**	**74%**	**72%**	**70%**	**69%**
Operating Expenses					
Salaries and Wages	$99,250	$135,508	$161,544	$166,476	$171,559
Employee Related Expenses	$19,850	$27,102	$32,308	$33,296	$34,311
Embalming Room Equipment	$7,500				
Chapel Furniture	$3,500				
Chairs	$4,500				
Computer equipment	$5,000				
Office Furnishings	$3,800				
Licensing Fees	$300	$300	$300	$300	$300
Utilities	$9,600	$9,600	$9,600	$9,600	$9,600
Advertising	$3,815	$5,009	$5,757	$6,541	$7,641
Insurance	$6,000	$6,000	$6,000	$6,000	$6,000
Recruiting		$2,500			
Embalming Chemicals and Supplies	$3,815	$5,009	$5,757	$6,541	$7,641
Rent	$58,032	$64,032	$70,032	$0	$0
Landscaping Services	$1,500				
Cargo lift Installation	$8,250				
Initial Embalming Chemical Purchase	$1,250				
Initial Plastics Order	$1,300				
Facility Upgrades & Remodeling	$15,000				
Parking Lot (Asphalt Patching and Seal Coating)	$4,000				

Open House (Grand Opening)	$1,500				
Initial Stationary Order	$850				
Hearse	$750	$9,000	$9,000	$9,000	$9,000
Total Operating Expenses	**$259,362**	**$264,061**	**$300,297**	**$237,754**	**$246,052**
Operating Income	**$40,428**	**$108,095**	**$113,970**	**$218,493**	**$280,111**
Interest Incurred	$25,813	$25,705	$22,687	$60,083	$58,946
Depreciation and Amortization	$6,002	$6,376	$6,377	$5,310	$5,310
Gain or Loss from Sale of Assets					
Income Taxes	$1,723	$15,202	$16,981	$30,620	$43,171
Total Expenses	$374,610	$440,134	$507,710	$531,670	$591,381
Net Profit	$6,890	$60,811	$67,925	$122,480	$172,684
Net Profit / Sales	**2%**	**12%**	**12%**	**19%**	**23%**

Balance Sheet (With Monthly Detail)

	Starting Balances	Nov '19	Dec '19	Jan '20	Feb '20	Mar '20	Apr '20	May '20	June '20	July '20	Aug '20	Sept '20	Oct '20
Cash		$117,664	$115,496	$111,147	$114,258	$123,029	$132,256	$133,589	$139,739	$145,496	$146,920	$157,915	$169,250
Accounts Receivable		$841	$3,414	$4,323	$5,219	$5,740	$5,725	$5,544	$5,247	$5,016	$5,245	$5,938	$6,356
Inventory		$4,063	$3,801	$5,210	$5,220	$5,210	$4,948	$4,686	$4,578	$4,948	$5,725	$5,852	$5,210
Other Current Assets													
Total Current Assets		**$122,568**	**$122,711**	**$120,680**	**$124,697**	**$133,979**	**$142,928**	**$143,819**	**$149,564**	**$155,459**	**$157,889**	**$169,705**	**$180,815**
Long-Term Assets		$20,000	$41,000	$41,000	$41,000	$41,000	$41,000	$42,250	$42,250	$42,250	$42,250	$42,250	$42,250
Accumulated Depreciation		($261)	($771)	($1,282)	($1,792)	($2,303)	($2,813)	($3,345)	($3,876)	($4,408)	($4,939)	($5,470)	($6,002)
Total Long-Term Assets		**$19,739**	**$40,229**	**$39,718**	**$39,208**	**$38,697**	**$38,187**	**$38,905**	**$38,374**	**$37,843**	**$37,311**	**$36,780**	**$36,248**
Total Assets		**$142,308**	**$162,940**	**$160,399**	**$163,905**	**$172,676**	**$181,115**	**$182,724**	**$187,938**	**$193,302**	**$195,200**	**$206,485**	**$217,064**
Accounts Payable		$6,940	$4,523	$1,717	$1,805	$1,814	$1,787	$1,745	$1,715	$1,742	$1,843	$1,907	$1,932
Income Taxes Payable		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$1,723
Sales Taxes Payable		$477	$2,208	$3,848	$2,209	$4,431	$6,640	$2,113	$4,105	$6,024	$2,084	$4,496	$6,982
Short-Term Debt	$0	$20,169	$24,061	$24,277	$24,494	$24,714	$24,936	$25,160	$25,386	$25,615	$25,846	$26,079	$26,315
Prepaid Revenue													

Total Current Liabilities	$0	$27,586	$30,792	$29,841	$28,508	$30,959	$33,363	$29,018	$31,206	$33,381	$29,773	$32,483	$36,952
Long-Term Debt		$179,831	$195,345	$193,221	$191,078	$188,916	$186,734	$184,532	$182,311	$180,069	$177,807	$175,525	$173,222
Long-Term Liabilities		$179,831	$195,345	$193,221	$191,078	$188,916	$186,734	$184,532	$182,311	$180,069	$177,807	$175,525	$173,222
Total Liabilities	**$0**	**$207,417**	**$226,137**	**$223,063**	**$219,586**	**$219,875**	**$220,097**	**$213,550**	**$213,517**	**$213,451**	**$207,580**	**$208,007**	**$210,174**
Paid-In Capital													
Retained Earnings	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Earnings		($65,110)	($63,197)	($62,664)	($55,682)	($47,199)	($38,982)	($30,826)	($25,579)	($20,149)	($12,380)	($1,523)	$6,890
Total Owner's Equity	**$0**	**($65,110)**	**($63,197)**	**($62,664)**	**($55,682)**	**($47,199)**	**($38,982)**	**($30,826)**	**($25,579)**	**($20,149)**	**($12,380)**	**($1,523)**	**$6,890**
Total Liabilities & Equity	**$0**	**$142,308**	**$162,940**	**$160,399**	**$163,905**	**$172,676**	**$181,115**	**$182,724**	**$187,938**	**$193,302**	**$195,200**	**$206,485**	**$217,064**

FY2021	Nov '20	Dec '20	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21
Cash	$168,791	$165,787	$177,158	$174,073	$175,536	$188,376	$177,331	$185,481	$188,612	$177,760	$182,785	$192,691
Accounts Receivable	$5,996	$5,119	$6,602	$6,915	$6,050	$7,394	$6,977	$6,877	$6,784	$6,082	$6,696	$7,744
Inventory	$4,171	$6,795	$5,998	$5,200	$7,465	$5,755	$6,523	$6,094	$5,317	$6,523	$7,340	$6,775
Other Current Assets												
Total Current Assets	**$178,958**	**$177,701**	**$189,758**	**$186,188**	**$189,051**	**$201,526**	**$190,831**	**$198,452**	**$200,713**	**$190,365**	**$196,821**	**$207,210**
Long-Term Assets	$42,250	$42,250	$42,250	$42,250	$42,250	$42,250	$42,250	$42,250	$42,250	$42,250	$42,250	$42,250
Accumulated Depreciation	($6,533)	($7,064)	($7,596)	($8,127)	($8,659)	($9,190)	($9,721)	($10,253)	($10,784)	($11,316)	($11,847)	($12,378)
Total Long-Term Assets	**$35,717**	**$35,186**	**$34,654**	**$34,123**	**$33,591**	**$33,060**	**$32,529**	**$31,997**	**$31,466**	**$30,934**	**$30,403**	**$29,872**
Total Assets	**$214,675**	**$212,887**	**$224,412**	**$220,311**	**$222,642**	**$234,586**	**$223,359**	**$230,449**	**$232,179**	**$221,299**	**$227,224**	**$237,082**
Accounts Payable	$1,877	$2,096	$2,176	$2,062	$2,232	$2,200	$2,183	$2,177	$2,326	$2,269	$2,298	$2,302
Income Taxes Payable	$2,922	$2,872	$3,926	$1,602	$2,319	$4,813	$569	$2,179	$2,730	$242	$1,624	$3,733
Sales Taxes Payable	$2,237	$4,085	$6,995	$2,565	$4,803	$7,993	$2,453	$5,221	$7,784	$2,246	$5,015	$8,124
Short-Term Debt	$26,553	$26,793	$27,035	$27,281	$27,528	$27,778	$28,031	$28,286	$28,544	$28,804	$29,067	$29,333
Prepaid Revenue												
Total Current Liabilities	**$33,589**	**$35,846**	**$40,132**	**$33,509**	**$36,882**	**$42,784**	**$33,236**	**$37,863**	**$41,384**	**$33,561**	**$38,004**	**$43,492**
Long-Term Debt	$170,898	$168,552	$166,186	$163,798	$161,388	$158,956	$156,501	$154,025	$151,526	$149,003	$146,458	$143,889
Long-Term Liabilities	**$170,898**	**$168,552**	**$166,186**	**$163,798**	**$161,388**	**$158,956**	**$156,501**	**$154,025**	**$151,526**	**$149,003**	**$146,458**	**$143,889**

Total Liabilities	$204,486	$204,398	$206,318	$197,307	$198,270	$201,740	$189,737	$191,888	$192,909	$182,565	$184,462	$187,381
Paid-In Capital												
Retained Earnings	$5,390	$3,890	$2,390	$890	($610)	($2,110)	($3,610)	($5,110)	($6,610)	($8,110)	($9,610)	($11,110)
Earnings	$4,798	$4,598	$15,704	$22,114	$24,982	$34,956	$37,232	$43,672	$45,880	$46,845	$52,372	$60,811
Total Owner's Equity	$10,188	$8,488	$18,094	$23,004	$24,372	$32,846	$33,622	$38,562	$39,270	$38,735	$42,762	$49,701
Total Liabilities & Equity	$214,675	$212,887	$224,412	$220,311	$222,642	$234,586	$223,359	$230,449	$232,179	$221,299	$227,224	$237,082

FY2022	Nov '21	Dec '21	Jan '22	Feb '22	Mar '22	Apr '22	May '22	June '22	July '22	Aug '22	Sept '22	Oct '22
Cash	$190,176	$191,685	$196,830	$188,278	$200,597	$206,986	$203,345	$216,228	$219,796	$207,813	$213,783	$218,273
Accounts Receivable	$7,642	$6,966	$7,693	$7,827	$8,501	$8,143	$8,125	$8,545	$7,293	$6,609	$7,204	$7,381
Inventory	$5,998	$7,396	$6,795	$8,174	$7,057	$7,562	$7,921	$6,094	$6,094	$6,872	$6,630	$8,719
Other Current Assets												
Total Current Assets	**$203,815**	**$206,047**	**$211,318**	**$204,279**	**$216,155**	**$222,691**	**$219,392**	**$230,866**	**$233,183**	**$221,293**	**$227,617**	**$234,373**
Long-Term Assets	$42,250	$42,250	$42,250	$42,250	$42,250	$42,250	$42,250	$42,250	$42,250	$42,250	$42,250	$42,250
Accumulated Depreciation	($12,910)	($13,441)	($13,973)	($14,504)	($15,035)	($15,567)	($16,098)	($16,629)	($17,161)	($17,692)	($18,224)	($18,755)
Total Long-Term Assets	**$29,340**	**$28,809**	**$28,278**	**$27,746**	**$27,215**	**$26,683**	**$26,152**	**$25,621**	**$25,089**	**$24,558**	**$24,026**	**$23,495**
Total Assets	**$233,156**	**$234,856**	**$239,595**	**$232,025**	**$243,370**	**$249,374**	**$245,544**	**$256,487**	**$258,272**	**$245,851**	**$251,643**	**$257,868**
Accounts Payable	$2,244	$2,357	$2,381	$2,491	$2,461	$2,449	$2,510	$2,353	$2,238	$2,303	$2,329	$2,529
Income Taxes Payable	$4,770	$5,335	$3,430	$1,070	$3,432	$4,822	$2,219	$4,561	$5,228	$672	$2,051	$3,501
Sales Taxes Payable	$2,894	$5,503	$8,680	$2,966	$6,442	$9,441	$3,230	$6,597	$9,159	$2,563	$5,481	$8,323
Short-Term Debt	$29,601	$29,872	$30,146	$30,422	$30,702	$30,984	$31,269	$31,557	$31,848	$32,142	$32,439	$32,739
Prepaid Revenue												
Total Current Liabilities	**$39,509**	**$43,067**	**$44,637**	**$36,949**	**$43,037**	**$47,696**	**$39,228**	**$45,068**	**$48,473**	**$37,680**	**$42,300**	**$47,092**
Long-Term Debt	$141,297	$138,680	$136,040	$133,375	$130,686	$127,972	$125,233	$122,468	$119,678	$116,861	$114,019	$111,150
Long-Term Liabilities	**$141,297**	**$138,680**	**$136,040**	**$133,375**	**$130,686**	**$127,972**	**$125,233**	**$122,468**	**$119,678**	**$116,861**	**$114,019**	**$111,150**

Total Liabilities	$180,806	$181,748	$180,677	$170,325	$173,723	$175,668	$164,460	$167,536	$168,151	$154,541	$156,319	$158,242
Paid-In Capital											
Retained Earnings	$48,201	$46,701	$45,201	$43,701	$42,201	$40,701	$39,201	$37,701	$36,201	$34,701	$33,201	$31,701
Earnings	$4,149	$6,407	$13,717	$17,999	$27,446	$33,005	$41,882	$51,250	$53,920	$56,608	$62,123	$67,925
Total Owner's Equity	$52,350	$53,108	$58,919	$61,700	$69,647	$73,707	$81,083	$88,951	$90,121	$91,309	$95,324	$99,626
Total Liabilities & Equity	$233,156	$234,856	$239,595	$232,025	$243,370	$249,374	$245,544	$256,487	$258,272	$245,851	$251,643	$257,868

	Starting Balances	FY2020	FY2021	FY2022	FY2023	FY2024
Cash		$169,250	$192,691	$218,273	$286,548	$399,457
Accounts Receivable		$6,356	$7,744	$7,381	$8,821	$10,208
Inventory		$5,210	$6,775	$8,719	$9,516	$8,981
Other Current Assets						
Total Current Assets		**$180,815**	**$207,210**	**$234,373**	**$304,885**	**$418,647**
Long-Term Assets		$42,250	$42,250	$42,250	$641,250	$641,250
Accumulated Depreciation		($6,002)	($12,378)	($18,755)	($24,065)	($29,375)
Total Long-Term Assets		**$36,248**	**$29,872**	**$23,495**	**$617,185**	**$611,875**
Total Assets		**$217,064**	**$237,082**	**$257,868**	**$922,070**	**$1,030,522**
Accounts Payable		$1,932	$2,302	$2,529	$1,839	$1,851
Income Taxes Payable		$1,723	$3,733	$3,501	$7,987	$11,103
Sales Taxes Payable		$6,982	$8,124	$8,323	$10,272	$11,898
Short-Term Debt	$0	$26,315	$29,333	$32,739	$50,986	$27,885
Prepaid Revenue						
Total Current Liabilities	**$0**	**$36,952**	**$43,492**	**$47,092**	**$71,084**	**$52,737**
Long-Term Debt		$173,222	$143,889	$111,150	$646,880	$618,995
Long-Term Liabilities		**$173,222**	**$143,889**	**$111,150**	**$646,880**	**$618,995**
Total Liabilities	**$0**	**$210,174**	**$187,381**	**$158,242**	**$717,964**	**$671,732**
Paid-In Capital	$0	$0	($11,110)	$31,701	$81,626	$186,106
Retained Earnings						
Earnings		$6,890	$60,811	$67,925	$122,480	$172,684
Total Owner's Equity	**$0**	**$6,890**	**$49,701**	**$99,626**	**$204,106**	**$358,790**
Total Liabilities & Equity	**$0**	**$217,064**	**$237,082**	**$257,868**	**$922,070**	**$1,030,522**

Cash Flow Statement (With Monthly Detail)

FY2020	Nov '19	Dec '19	Jan '20	Feb '20	Mar '20	Apr '20	May '20	June '20	July '20	Aug '20	Sept '20	Oct '20
Net Cash Flow from Operations												
Net Profit	($65,110)	$1,913	$533	$6,982	$8,483	$8,217	$8,156	$5,247	$5,430	$7,769	$10,857	$8,413
Depreciation & Amortization	$261	$511	$511	$511	$511	$511	$531	$531	$531	$531	$531	$531
Change in Accounts Receivable	($841)	($2,573)	($909)	($896)	($521)	$16	$180	$297	$231	($229)	($693)	($418)
Change in Inventory	($4,063)	$262	($1,409)	($10)	$10	$263	$262	$107	($369)	($778)	($127)	$642
Change in Accounts Payable	$6,940	($2,417)	($2,806)	$88	$9	($27)	($43)	($29)	$27	$101	$65	$25
Change in Income Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$1,723
Change in Sales Tax Payable	$477	$1,731	$1,640	($1,639)	$2,222	$2,209	($4,527)	$1,992	$1,919	($3,940)	$2,412	$2,486
Change in Prepaid Revenue												
Net Cash Flow from Operations	**($62,336)**	**($574)**	**($2,440)**	**$5,036**	**$10,714**	**$11,187**	**$4,560**	**$8,145**	**$7,770**	**$3,454**	**$13,044**	**$13,403**
Investing & Financing												
Assets Purchased or Sold	($20,000)	($21,000)					($1,250)					

Net Cash from Investing	($20,000)	($21,000)			($1,250)						
Investments Received											
Dividends & Distributions											
Change in Short-Term Debt	$20,169	$3,892	$215	$218	$220	$222	$224	$226	$229	$231	$233	$236
Change in Long-Term Debt	$179,831	$15,514	($2,124)	($2,143)	($2,162)	($2,182)	($2,202)	($2,222)	($2,242)	($2,262)	($2,282)	($2,303)
Net Cash from Financing	$200,000	$19,406	($1,908)	($1,925)	($1,943)	($1,960)	($1,977)	($1,995)	($2,013)	($2,031)	($2,049)	($2,068)
Cash at Beginning of Period	$0	$117,664	$115,496	$111,147	$114,258	$123,029	$132,256	$133,589	$139,739	$145,496	$146,920	$157,915
Net Change in Cash	$117,664	($2,168)	($4,349)	$3,110	$8,771	$9,227	$1,333	$6,150	$5,757	$1,423	$10,995	$11,335
Cash at End of Period	$117,664	$115,496	$111,147	$114,258	$123,029	$132,256	$133,589	$139,739	$145,496	$146,920	$157,915	$169,250

FY2021	Nov '20	Dec '20	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21
Net Cash Flow from Operations												
Net Profit	$4,798	($200)	$11,106	$6,410	$2,868	$9,974	$2,276	$6,440	$2,208	$965	$5,527	$8,439
Depreciation & Amortization	$531	$531	$531	$531	$531	$531	$531	$531	$531	$531	$531	$531
Change in Accounts Receivable	$359	$878	($1,483)	($313)	$865	($1,345)	$418	$100	$93	$702	($614)	($1,048)
Change in Inventory	$1,040	($2,625)	$798	$798	($2,265)	$1,710	($768)	$428	$778	($1,206)	($818)	$565
Change in Accounts Payable	($55)	$219	$79	($114)	$170	($32)	($17)	($6)	$149	($57)	$29	$4
Change in Income Tax Payable	$1,199	($50)	$1,054	($2,324)	$717	$2,494	($4,244)	$1,610	$551	($2,488)	$1,382	$2,109
Change in Sales Tax Payable	($4,745)	$1,848	$2,910	($4,430)	$2,238	$3,190	($5,540)	$2,768	$2,563	($5,538)	$2,769	$3,109
Change in Prepaid Revenue												
Net Cash Flow from Operations	**$3,127**	**$602**	**$14,995**	**$558**	**$5,125**	**$16,522**	**($7,343)**	**$11,871**	**$6,873**	**($7,090)**	**$8,807**	**$13,710**
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												

Investments Received												
Dividends & Distributions	($1,500)	($1,500)	($1,500)	($1,500)	($1,500)	($1,500)	($1,500)	($1,500)	($1,500)	($1,500)	($1,500)	($1,500)
Change in Short-Term Debt	$238	$240	$243	$245	$248	$250	$253	$255	$258	$260	$263	$266
Change in Long-Term Debt	($2,324)	($2,345)	($2,367)	($2,388)	($2,410)	($2,432)	($2,454)	($2,477)	($2,499)	($2,522)	($2,545)	($2,569)
Net Cash from Financing	**($3,586)**	**($3,605)**	**($3,624)**	**($3,643)**	**($3,662)**	**($3,682)**	**($3,702)**	**($3,722)**	**($3,742)**	**($3,762)**	**($3,782)**	**($3,803)**
Cash at Beginning of Period	$169,250	$168,791	$165,787	$177,158	$174,073	$175,536	$188,376	$177,331	$185,481	$188,612	$177,760	$182,785
Net Change in Cash	($459)	($3,003)	$11,371	($3,085)	$1,462	$12,840	($11,045)	$8,149	$3,132	($10,852)	$5,024	$9,906
Cash at End of Period	**$168,791**	**$165,787**	**$177,158**	**$174,073**	**$175,536**	**$188,376**	**$177,331**	**$185,481**	**$188,612**	**$177,760**	**$182,785**	**$192,691**

FY2022	Nov '21	Dec '21	Jan '22	Feb '22	Mar '22	Apr '22	May '22	June '22	July '22	Aug '22	Sept '22	Oct '22
Net Cash Flow from Operations												
Net Profit	$4,149	$2,258	$7,311	$4,281	$9,447	$5,560	$8,876	$9,368	$2,670	$2,688	$5,515	$5,802
Depreciation & Amortization	$531	$531	$531	$531	$531	$531	$531	$531	$531	$531	$531	$531
Change in Accounts Receivable	$102	$677	($728)	($134)	($674)	$358	$18	($420)	$1,252	$684	($596)	($177)
Change in Inventory	$778	($1,399)	$601	($1,379)	$1,117	($505)	($359)	$1,827	$0	($778)	$242	($2,089)
Change in Accounts Payable	($58)	$113	$24	$110	($30)	($12)	$61	($157)	($115)	$65	$26	$200
Change in Income Tax Payable	$1,037	$565	($1,905)	($2,360)	$2,362	$1,390	($2,603)	$2,342	$667	($4,556)	$1,379	$1,450
Change in Sales Tax Payable	($5,230)	$2,609	$3,177	($5,714)	$3,476	$2,999	($6,211)	$3,367	$2,562	($6,596)	$2,918	$2,842
Change in Prepaid Revenue												
Net Cash Flow from Operations	**$1,309**	**$5,355**	**$9,011**	**($4,663)**	**$16,229**	**$10,321**	**$314**	**$16,859**	**$7,568**	**($7,961)**	**$10,015**	**$8,559**
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												

Investments Received												
Dividends & Distributions	($1,500)	($1,500)	($1,500)	($1,500)	($1,500)	($1,500)	($1,500)	($1,500)	($1,500)	($1,500)	($1,500)	($1,500)
Change in Short-Term Debt	$268	$271	$274	$277	$279	$282	$285	$288	$291	$294	$297	$300
Change in Long-Term Debt	($2,592)	($2,616)	($2,640)	($2,665)	($2,689)	($2,714)	($2,739)	($2,765)	($2,790)	($2,816)	($2,842)	($2,869)
Net Cash from Financing	**($3,824)**	**($3,845)**	**($3,867)**	**($3,888)**	**($3,910)**	**($3,932)**	**($3,954)**	**($3,977)**	**($3,999)**	**($4,022)**	**($4,045)**	**($4,069)**
Cash at Beginning of Period	$192,691	$190,176	$191,685	$196,830	$188,278	$200,597	$206,986	$203,345	$216,228	$219,796	$207,813	$213,783
Net Change in Cash	($2,515)	$1,510	$5,144	($8,551)	$12,319	$6,389	($3,641)	$12,882	$3,568	($11,983)	$5,970	$4,490
Cash at End of Period	**$190,176**	**$191,685**	**$196,830**	**$188,278**	**$200,597**	**$206,986**	**$203,345**	**$216,228**	**$219,796**	**$207,813**	**$213,783**	**$218,273**

	FY2020	FY2021	FY2022	FY2023	FY2024
Net Cash Flow from Operations					
Net Profit	$6,890	$60,811	$67,925	$122,480	$172,684
Depreciation & Amortization	$6,002	$6,377	$6,377	$5,310	$5,310
Change in Accounts Receivable	($6,356)	($1,389)	$363	($1,440)	($1,388)
Change in Inventory	($5,210)	($1,565)	($1,944)	($798)	$535
Change in Accounts Payable	$1,932	$370	$227	($690)	$12
Change in Income Tax Payable	$1,723	$2,010	($232)	$4,486	$3,116
Change in Sales Tax Payable	$6,982	$1,142	$199	$1,949	$1,626
Change in Prepaid Revenue					
Net Cash Flow from Operations	**$11,963**	**$67,756**	**$72,915**	**$131,298**	**$181,895**
Investing & Financing					
Assets Purchased or Sold	($42,250)			($599,000)	
Net Cash from Investing	**($42,250)**			**($599,000)**	
Investments Received					
Dividends & Distributions		($18,000)	($18,000)	($18,000)	($18,000)
Change in Short-Term Debt		$26,315	$3,018	$3,406	$18,247	($23,101)
Change in Long-Term Debt		$173,222	($29,333)	($32,739)	$535,730	($27,885)
Net Cash from Financing		**$199,536**	**($44,315)**	**($47,333)**	**$535,977**	**($68,986)**
Cash at Beginning of Period	$0	$169,250	$192,691	$218,273	$286,548
Net Change in Cash	$169,250	$23,441	$25,582	$68,275	$112,909
Cash at End of Period	**$169,250**	**$192,691**	**$218,273**	**$286,548**	**$399,457**